United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: Macquarie Infrastructure Corp

2.	Name of person relying on exemption: Moab Capital Partners LLC

3.	Address of person relying on exemption: 152 West 57th Street Suite 920 New York, New York 10019

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

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On May 2, 2018, Moab Capital Partners, LLC issued the following press release:

MOAB PARTNERS RESPONDS TO MACQUARIE INFRASTRUCTURE CORP.’S INVESTOR PRESENTATION

Disappointed by MIC’s Disingenuous Attempt to Deflect Responsibility for the Board’s Material Misrepresentations and Lack of Transparency

Deeply Concerned by Excessive $60 Million in Fees Paid to External Manager Over the Past 12 Months While Shareholder Value Has Been Cut in Half

MIC Shareholders Can Hold Current Board Members Accountable for the Drastic Value Destruction and Share Price Decline by Voting Against their Re-Election at the May 16th Annual Meeting

NEW YORK, May 2, 2018 /PRNewswire/ -- Moab Capital Partners, LLC ("Moab") has issued a statement in response to the investor presentation issued by Macquarie Infrastructure Corp. (“MIC” or, the “Company”) (NYSE: MIC) and has called for shareholders to vote against all six current members of the Board standing for re-election at the May 16, 2018 Annual Meeting and reconstitute the Board. Moab and related entities manage investment funds that beneficially own approximately 1% of MIC’s outstanding shares, and have been shareholders of MIC since 2011.

Moab has reviewed MIC’s investor presentation from April 30, 2018 and raises the following issues in response to the Company’s latest efforts to brush aside our serious concerns.

Disingenuous Disclosure of Utilization Declines

Data provided by MIC management in the April 30, 2018 presentation simply show the utilization declines at IMTT happened at some point in the fourth quarter and do not substantiate MIC management’s claim on the February 22, 2017 investor conference call that IMTT utilization declines occurred in “late December.” MIC management expects shareholders to trust their word that No. 6 Oil contract losses occurred in late December, yet has provided no evidence to support this claim.

Moab has demonstrated through a simple calculation that the declines in utilization at IMTT likely happened in late October 2017 (see Table 1), before the third quarter investor conference call, the third and fourth quarter dividend hikes, and the group investor dinner hosted by MIC management on November 28, 2017, when IMTT was described as a growth driver for 2018.

Moreover, MIC has failed to address multiple inconsistencies between the details provided on the February 22, 2018 investor conference call and comments made during prior private conversations with shareholders: Why were we told on a private call in November 2017 that the repurposing of IMTT tanks would only cost “a few million” dollars? Why was another shareholder told that No. 6 Oil volumes were only in the “single digit” percent of utilization? Both of these statements made by MIC executives were soon exposed as false on the February 22, 2017 investor conference call in which the Company guided to (1) $225 million of capex associated with the tank repurposing and (2) double digit utilization declines at IMTT.

Inadequate Reporting of Terminal Capacity—Lost Business May Total Nearly Half of Total Capacity at St. Rose, MIC’s Largest Terminal

MIC disclosures previously providing individual terminal capacity suggest the lost business from the fourth quarter of 2017 through the end of the guidance period could reach nearly half of the total capacity at St. Rose, MIC’s largest terminal, yet the Board and management failed to see it coming.

MIC has provided minimal detail regarding the declines in utilization at IMTT. On the February 22, 2018, the Company stated in its fourth quarter earnings conference call that “a number of customers terminated contracts for a significant amount of No. 6 oil capacity at IMTT’s facility in St. Rose.” On the same call, we were told utilization on the last day of 2017 was 89.6%, and that management expected utilization in 2018 to “average in the mid 80% range.” Additionally, based on its 2013 10-K, the last year in which MIC disclosed the size of each of its individual terminals, St. Rose was IMTT’s largest terminal in aggregate capacity, with 16.2 million aggregate barrels of storage tanks in service.

If the 2018 declines continue at St. Rose, per management’s expectation, it is possible that the St. Rose facility may lose 42% of its business (see Table 2). With this massive decline in its largest facility, MIC’s Board authorized two dividend hikes on November 1, 2017 and February 21, 2018. Why would MIC do so, other than to maximize the potential fees paid to the external Manager, the employer of our Chairman? These dividend hikes left MIC’s balance sheet more leveraged than necessary, resulting in a more severe dividend cut for 2018.

While the quality of earnings at IMTT have materially eroded over the last few years, the Board inflated the Company’s leverage and dividends to “juice” the stock price and, thereby, the Base Management Fee and potential Incentive Fees paid to the external Manager. Shareholders are now left holding the bag.

MIC’s noted silence concerning any notice requirements for departing storage customers implies that a material dollar value of IMTT’s highly profitable contracts were diluted over time, such that customers could walk away without notice. Additionally, the average contract life must have been shortened materially if so many renewals had come due in one month per the Company’s disclosures. Perhaps some contracts were diluted to month-to-month or quarter-to-quarter, with no notice provisions. Simultaneously, leverage multiples at MIC rose from 4.1x to 4.8x over the past two years. Despite riskier contract business and increased balance sheet leverage, the Board approved increasingly larger dividends. Such an aggressive policy was undoubtedly motivated by an interest in maximizing fees paid to the external Manager, where the Chairman is currently employed.

IMTT Issues Directly Caused the Dividend Reduction

We fail to understand MIC’s point on page 18 of the April 30, 2018 investor presentation. Guided utilization declines at IMTT in 2018 will cost the Company approximately $155 million in cash flow, consisting of an estimated $80 million of IMTT EBITDA from lost customers (see Table 3) plus $75 million of tank repurposing investments (per Company guidance). On a per share basis, the cash flow decline in 2018 related to IMTT is $1.70, which corresponds with the dividend cut of $1.76 per share annualized from the fourth quarter of 2017. The largest remaining drivers of distributable free cash flow are growth at Atlantic Aviation and other segments offset by a more conservative payout ratio. These pale in comparison to the $1.70 per share reduction at IMTT related to the utilization declines and repurposing expenditures.

MIC Repeatedly Misrepresents Facts to Assuage Shareholder Concerns

In its investor presentation, MIC claims fees are “predominantly” determined by Market Capitalization and stock price performance. With the stock at current levels, fees will actually be predominantly determined by MIC’s debt burden. As defined in the Management Services Agreement, Management Fees are determined by “Net Investment Value” which includes: (a) the Market Capitalization of Company Common Stock; plus (b) the amount of any borrowings of the Company and its Managed Subsidiaries; plus (c) the value of Future Investments of the Company and/or its Managed Subsidiaries; less (d) cash and cash equivalents held by the Company and its Managed Subsidiaries. With MIC’s debt exceeding its Market Capitalization as of May 1, 2018, the Company’s debt is the predominant driver of Management Fees. Based on this calculation of “Net Investment Value,” the Company is incorrect to claim that Market Capitalization is the primary driver of Management Fees when, in fact, this calculation provides ample opportunity for the Manager to increase its fees, as it has in the past few years, by increasing leverage and pursuing risky growth investments which may or may not demonstrate an attractive return on invested capital but would increase the fees paid to the Manager.

Additionally, dividend payout ratios disclosed by MIC’s management team, who are employees of the Manager, routinely exclude recurring expenses such as Management Fees paid to Macquarie and capital expenditures which do not directly increase earnings. The resulting payout ratios disclosed by Management can provide unwarranted optimism amongst shareholders and lead to overpriced shares which directly increase the fees paid to the Manager.

MIC has also failed to address why its CFO and Head of Investor Relations told us they were not pursuing growth opportunities in Atlantic Aviation, MIC’s most valuable business unit, with full vigor

The Company appears to be running from its own words. Management’s words are particularly concerning given Atlantic Aviation is likely the largest component of value at MIC today.

The External Manager Has Not Acted In the Best Interests of Shareholders

The Board’s failure to repurchase stock at current levels or when the stock was left for dead during the financial crisis, even despite MIC’s highly contracted cash flow, highlights the sub-par structure of MIC’s externally managed business model. Share repurchases directly reduce fees paid to Macquarie, even if they are accretive for independent shareholders. Again, why should Macquarie hold us hostage to its own self-interest? Is the $500 million+ earned since the start of 2015 not enough to do right for shareholders who have seen their total return over the same time period decline by more than 33%?

Disclosures Have Eroded Over Our 7 Years as a Shareholder

The facility storage capacity is not the only disclosure to have disappeared from MIC’s reporting during our time as shareholders: details regarding growth capex have similarly diminished in recent years. 2014 was the last year that MIC provided annual segment level growth capex. Since 2014, growth capital expenditures excluding acquisitions for the consolidated Company have grown from $98 million to $306 million, and management has only continued to stress the importance of growth capital deployment in driving free cash flow growth, dividend growth and shareholder returns. Why have the disclosures related to an increasingly important use of capital deteriorated?

MIC’s Very Own Proxy Statement Lists Benefiting Macquarie Group Shareholders as the First of its Two Objectives

As stated on page 24 of MIC’s proxy statement, “The management services agreement defines our Manager’s duties and responsibilities and is subject to the oversight and supervision of our Company’s board of directors.” The proxy statement continues that, “Macquarie’s approach to compensation is designed to drive company performance over the short and long term, both for Macquarie stockholders as well as for stockholders of the entities managed by Macquarie including holders of our shares.” This demonstrates a troubling misalignment of interests between the Board and shareholders. Could it be made any clearer that MIC shareholders are not the top priority of the Manager? Why haven’t our independent directors exercised their fiduciary duties to protect the best interests of shareholders?

MIC’s five independent directors have not taken a stand against the powerful and conflicted interests of the Macquarie Group or Chairman Stanley, an Executive Director of Macquarie Group and a Macquarie Group executive since 2004.

As an example, look no further than Macquarie Atlas Roads for true independent Board leadership. Macquarie Atlas Roads, the company that MIC Board member Hooke joined after MIC, has been led by truly independent directors who negotiated for shareholder friendly termination provisions in their management agreement, including a right to terminate if 50% of the shareholders supported such termination. Following its 2017 annual general meeting, where 24% of shareholders voted against the management agreement, these independent directors initiated a review of the agreement and fought to protect shareholders. These directors ultimately determined that an internalization of management was in the best interest of shareholders, arguing that Macquarie was earning excessive fees as external Manager and that the services provided by Macquarie could be provided by internal management at a far lower cost and without any conflict of interest. Macquarie Atlas Roads shareholders benefited, and the internalization is expected to be completed next year.

Notably, Macquarie Atlas Roads directors believed the internalization served shareholders when they achieved critical mass at approximately $2.5 billion of market capitalization in USD as of June 30, 2017. MIC independent directors apparently saw no such need to internalize despite achieving a peak market capitalization of over $6.8 billion in 2016.

Since we launched our “vote against” campaign in mid-April, we have heard from over 30 institutional and retail MIC shareholders who share our concerns. As a 1% shareholder of MIC, Moab is not seeking individual gains that would not be enjoyed by other shareholders. Moab is highlighting failures and overpayments to Macquarie Group entities as external Manager and believes shareholders would be far better served by a Board that prioritizes MIC shareholders over the self-interests of its Manager.

Even if you have previously executed a proxy card in support of the election of MIC’s director candidates, you can still change your vote by voting again on the Company’s Proxy Card to vote ”AGAINST” each and every Board member and help send a strong signal of shareholder dissatisfaction. Only your latest dated proxy will be counted.

Moab looks forward to continuing discussions with our fellow stockholders and we encourage you to contact Michael Rothenberg at the telephone number below.

Moab has retained Olshan Frome Wolosky LLP as its advisor in connection with its efforts to hold the existing Board accountable and protect the best interests of MIC shareholders.

About Moab Capital Partners, LLC

Moab is an SEC-registered independent investment advisor founded in 2006 and is located in New York, NY.

Investor contact:
Michael Rothenberg

Managing Member

Moab Capital Partners, LLC

212-981-2647

mr@moabpartners.com

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Moab is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Moab and its affiliates.

PLEASE NOTE: Moab is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.